Exhibit 99.1

June 19, 2020

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of lndia Limited

(NSE:WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Notice of Annual General Meeting and Annual Report for Financial Year 2019-20

Please refer to our letter dated June 16, 2020 intimating that the 74th Annual General Meeting of the Company is scheduled to be held on Monday, July 13, 2020 at 9 AM IST through video conferencing.

In continuation to the aforesaid letter, and pursuant to Section 108 of the Companies Act, 2013 and Regulations 30 and 34 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the following:

1.	Notice of the 74th Annual General Meeting (including e-voting instructions)

2.	Annual Report for Financial Year 2019-20

The aforesaid documents are available on the website of the Company at https://www.wipro.com/investors/annual-reports/ and are being dispatched to all eligible shareholders whose email IDs are registered with the Company/Depositories.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan
Company Secretary

ENCL: As above.